
SembCorp
Industries

03 AUG -6 AM 7:21

Rule 12g3-2(b) File No. 825109



03029048

18 July 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

MASNET No. 50 OF 18.07.2003
Announcement No. 63

Rule 12g3-2(b) File No.825109

SEMBCORP INDUSTRIES LTD

SEMBCORP INDUSTRIES DIVESTS ITS CHINA LEISURE COMPANIES FOR S$10.9 MILLION IN CASH

SembCorp Industries divests its China leisure companies for S$10.9 million in cash

SembCorp Industries announces that its wholly-owned subsidiary, STIC Investments Pte Ltd ("STICI"), has sold its entire equity stakes in its China leisure companies and assigned all shareholder's loans extended to the divested companies to Straco Corporation Pte Limited.

The divested companies and the shareholdings divested are:

- Infotainment Development & Management Pte Ltd (30 per cent);
- Shanghai Ocean Aquarium Co Ltd (20 per cent);
- Xian Lintong Zhongxin Tourism Development Co Ltd (20 per cent); and
- Zhengzhou Yellow River Tourism Development Co Ltd (20 per cent).

Rationale for the Divestment
This sale is part of SembCorp Industries' divestment programme of its non-core operations.

The Transaction:
The cash consideration of S$10.9 million has been received in full. The consideration was arrived at on a willing buyer, willing seller basis taking into account the book values of these companies and shareholders' loans.

The net book value of these companies and the shareholder's loans extended to them amounted to S$1.4 million.

Financial Impact
The disposal will result in a write-back of S$9.5 million of a prior years' provision in FY 2003.

Assuming that the transaction was completed on January 1, 2002, the Group's proforma EPS for FY2002 would have been 10.42 cents instead of 9.89 cents and NTA per share would have been 81.88 cents instead of 81.36 cents.

\- END -

Released on July 18, 2003.

For media and investor inquiries, please contact:

Ms Chow Hung Hoeng
Assistant Manager, Group Corporate Relations
Tel: +65-6723 3152
Fax: +65-6822 3240
Email: chowhh@sembcorp.com.sg
Website: www.sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 18/07/2003 to the SGX